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ngreene@shearman.com	August 20, 2015
(212) 848-4668

Via Email

Sally Samuel
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

First Eagle Variable Funds Proxy Statement- Additional Text Related to Other Mutual Funds

Dear Sally:

Thank you for your consideration and comments you provided today.  As we discussed, please find for your reference additional information we will add to the definitive proxy filing. We will respond to your various comments by following correspondence in a day or two.

The language below will be added in the Existing Advisory and Subadvisory Agreements Background section of the First Eagle Variable Funds Proxy Statement:

“FEIM and FEIM portfolio managers Messrs. Brooker and McLennan also provide (as a sub-adviser rather than an adviser) investment advisory services to another mutual fund that is not the subject of this Proxy Statement. Appendix [ ] identifies the other mutual fund, net assets for the fund and aggregate advisory fees for the fund.”

In the Appendix , we will add the following information:

OTHER MUTUAL FUND ADVISED BY FIRST EAGLE INVESTMENT MANAGEMENT

The following table lists certain information regarding a mutual fund for which FEIM and FEIM portfolio managers Kimball Brooker and Matthew McLennan provide investment advisory services other than the Funds that are the subject of this Proxy Statement. The other fund’s investment objective is different from the Funds (and, among other

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

differences, it follows a “multi-manager” strategy based on the services of multiple sub-advisers). Information given is as of the last fiscal year of the other fund.

	Net Assets ($)			Advisory Fee Rate (as a percentage of average daily net assets) (%)		Amount of Advisory Fee Waived and/or Reimbursed by the Adviser
Mercer Global Low Volatility Equity Fund	$	[ ]	*		**		**

*     [$   ] represents the other fund’s net assets. The portion of that amount allocated to the Adviser is confidential.

**  The aggregate advisory fee rate paid to the other fund’s investment adviser is 75 b.p.  As permitted by an exemptive order granted to this fund, the advisory fee rate paid to individual subadvisers is not publicly disclosed by the fund.

*              *              *              *              *

Should you have any questions, I am at (212) 848-4668 should any of these responses require further discussion.

Very truly yours,

Nathan Greene
(as attorney for the Funds)

cc:	Mark Goldstein (First Eagle)
Suzan Afifi (First Eagle)
Sheelyn Michael (First Eagle)
Carl Frischling (counsel to the Independent Trustees)